EXHIBIT 11.1

Statement of Computation of Earnings per Share

EMC METALS CORP.

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Net Income	$(493,098)	$(1,432,183)
Average number of common shares outstanding	171,690,544	165,358,337
Contingency issuable shares	12,078,750	18,863,750
Adjusted average shares	183,769,294	184,222,087
Basic and fully diluted earnings per share	0.00	0.00